EXHIBIT 3.7
                                                                     -----------

                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION

                                       OF

                                 RXBAZAAR, INC.


     It is hereby certified that:

     1. The name of the corporation (hereinafter called the "Corporation") is RxBazaar, Inc.

     2. The Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph of Article FOURTH thereof and inserting in its place the following paragraphs:

         FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 70,000,000 shares, consisting of 60,000,000 shares of common stock, having a par value of $0.001 per share (the "Common Stock"), and 10,000,000 shares of Preferred Stock, having a par value of $0.001 per share (the "Preferred Stock").

         At the same time as the filing of this Amendment to the Certificate of Incorporation of the Corporation with the Secretary of State of Delaware becomes effective, each five (5) shares of common stock of the corporation, par value $0.001 per share (the "Old Common Stock"), issued and outstanding or held in the treasury of the Corporation immediately prior to the effectiveness of such filing, shall be combined, reclassified and changed into one (1) fully paid and nonassessable share of Common Stock.

         Each holder of record of a certificate or certificates for one or more shares of the Old Common Stock shall be entitled to receive as soon as practicable, upon surrender of such certificate, a certificate or certificates representing the largest whole number of shares of Common Stock to which such holder shall be entitled pursuant to the provisions of the immediately preceding paragraph. Any certificate for one or more shares of the Old Common Stock not so surrendered shall be deemed to represent one share of the Common Stock for each five (5) shares of the Old Common Stock previously represented by such certificate.

         No fractional shares of Common Stock or scrip representing fractional shares shall be issued upon such combination and reclassification of the Old Common Stock into shares of Common Stock. Instead of issuing any fractional shares of Common Stock which would otherwise be issuable upon such combination and reclassification, the corporation shall pay to the holders of the shares of Old Common Stock which were thus combined and reclassified cash in respect of such fraction in an amount equal to the same fraction of the market price per share of the Common Stock (as determined in a manner
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     prescribed by the Board of Directors) at the close of business on the date such combination and reclassification becomes effective.

     3. The amendment to the Certificate of Incorporation herein certified has been duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

     4. The amendment to the Certificate of Incorporation herein certified shall become effective as of 5:00 p.m. on January 31, 2002.

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                                      -2-
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     IN WITNESS WHEREOF, the Corporation has caused this Certificate of
Amendment to be signed as of January 31, 2002.


     Signed as of this 31st day of January, 2002.



                                                    RXBAZAAR, INC.


                                                    By: /s/ C. Robert Cusick
                                                        ------------------------
                                                        Chairman and CEO